October 1, 2025

VIA EDGAR TRANSMISSION

Ms. Mindy Hooker

Ms. Anne McConnell

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	GRUPO SIMEC, S.A.B. de C.V.
Form 20-F for the Fiscal Year Ended December 31, 2024
Filed May 15, 2025
File No. 001-11176

Dear Ms. Hooker and Ms. McConnell:

By letter dated August 19, 2025, the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) provided certain comments (the “Staff Letter”) on the annual report on Form 20-F of Grupo Simec, S.A.B. de C.V. (the “Company”) for the fiscal year ended December 31, 2024 (the “Form 20-F”). On September 3, 2025, the Company submitted through EDGAR a response to the Staff Letter (the “Response Letter”) addressing and providing responses to each of the questions and items raised by the Staff. On September. By letter dated September 17, 2025 the Staff provided additional comments to the Response Letter and requested additional information. This letter sets forth our responses to those comments. For your convenience, we have reproduced the Staff’s comments below in bold italics and have provided the Company’s responses immediately following each comment.

Comment 1:

Form 20-F. Item 5. Operating and Financial Review and Prospects, page 41

1.	We have read your response to prior comment 4. Based on the exchange gains and losses recorded during the periods presented and disclosures in note 23 regarding your net monetary position in foreign currency, please address the following items.

●	Tell us where and how exchange gains and losses are presented in your statements of cash flows.

●	Tell us how you determined amounts identified as “Effects of exchange rate changes on the balance of cash and cash equivalents held in foreign currencies” presented in your statements of cash flows, including if and how the amounts relate to the exchange gains and losses recorded. In this regard, we note the apparent significance of cash and cash equivalents to the net monetary asset position in foreign currency.

Response:

As noted in our previous response, accounts denominated in currencies other than the Company’s functional currency are initially recorded at the exchange rate in effect on the transaction date. Monetary assets and liabilities are subsequently valued at the closing exchange rate at each month-end, and the resulting differences are recognized in the results of the period. These exchange differences may result in either a gain or a loss, depending on the underlying position. Monetary assets and liabilities as of the end of each period reflect the prevailing exchange rate at that date. These foreign exchange gains and losses are included within the net income of the year, and therefore are implicitly considered in the consolidated statement of cash flows under the indirect method.

In preparing the consolidated statement of cash flows in accordance with IAS 7, the Company applies the indirect method, beginning with net income, which already incorporates foreign exchange gains and losses. The reconciliation then reflects the period-over-period changes in monetary accounts, which indicate actual cash inflows or outflows. Because monetary assets and liabilities are remeasured at each month-end using the closing exchange rate, the balances at year-end are updated to the prevailing exchange rate as of that date.

In response to the second item in the Staff’s comments, certain items within cash and cash equivalents show foreign exchange differences between the opening and closing balances of the year. These differences arise from the application of different exchange rates in the conversion of the financial statements, in accordance with IFRS IAS 21 (Effects of Changes in Foreign Exchange Rates), which requires the use of the closing exchange rate to value balances denominated in foreign currency at the end of the period.

2.	We have read your response to prior comment 5. Please more fully address the following items.

●	You state idle assets are accounted for in accordance with IAS 16. Tell us, and revise future filings to clarify, if idle assets are being depreciated and, if not, explain to us how you considered the guidance in paragraph 55 of IAS 16.

●	You state you engaged an appraiser to determine the fair value of Republic Steel’s assets for the purposes of assessing potential impairment under IAS 36 and that no impairment was identified in 2024. Based the lack of cash flows related to the assets, tell us, and revise future filings to clarify, how estimated fair value was determined, including the amount or percentage by which estimated fair value exceeds carrying value.

●	You state “As of December 31, 2024, a portion of Republic Steel’s inventory consisted of steel products that, if sold at current market prices, would generate a loss; therefore, this inventory remains unsold”. Your statement appears to indicate the carrying value of inventory may be greater than its net realizable value. Tell us, and disclose in future filings, the amount of the loss and explain to us how you determined US inventory, including coke inventory, is appropriately recorded at the lower of cost or net realizable value at December 31, 2024 as required by IAS 2.

Response:

Idle assets are being depreciated in accordance with paragraph 55 of IAS 16, the Company continues to depreciate these idle assets because management has not yet determined that they are to be permanently withdrawn from use. Accordingly, the assets are depreciated over their remaining useful lives despite being inactive. The Company intends to maintain this accounting treatment in future filings unless management’s plans regarding these assets change.

The table below presents a comparative summary of the carrying values and appraised fair values of the Company’s property, plant and equipment as of December 31, 2023 and 2024. All figures are in thousands of U.S. dollars and are based on values determined by an independent appraiser:

Year	Carrying Value	Fair Value; Land & Buildings	Fair Value; Machinery & Equipment	Total Fair Value	Excess Fair Value	% Excess over Carrying Value
2023	$152,167	$100,395	$322,987	$423,382	$271,215	178%
2024	$142,775	$100,395	$322,987	$423,382	$280,607	197%

The fair values were determined in February 2024 and correspond to the condition of the assets as of December 31, 2023. The appraised values for land and buildings generally reflect assumed marketing and exposure periods ranging from 12 to 18 months. Future filings will be revised to include a summary of this analysis and additional context for how the fair values were determined.

In response to the third item in the Staff’s comments, the Company notes that, for coke inventory, the value determined by an independent appraiser, based on a gross orderly liquidation analysis, was $68,975 thousand, compared to a cost basis of $112,613 thousand. As a result, the coke inventory was recorded at Ps. 1,415 million, equivalent to $528 per metric ton.

For the remaining inventory items, the Company performed a product-by-product analysis. When the cost of a given item was determined to exceed its net realizable value, an adjustment was recorded to reduce the carrying amount. For 2024, this adjustment totaled $35,840 thousand.

Based on current market prices and the low turnover of certain inventory items, the Company anticipates that additional write-downs may be required as of the end of fiscal year 2025.

Comment 2:

Form 20-F. Item 15. Controls and Procedures, page 92

As requested in prior comment 6, please amend your Form 20-F for the year ended December 31, 2024 to disclose the conclusions of your principal executive and principal financial officers regarding the effectiveness of disclosure controls and procedures as of the end of the period covered by the report as required by Item 15(a) of Form 20-F.

Response:

The Company acknowledges the Staff’s comment and has amended its Form 20-F for the year ended December 31, 2024 to include separate conclusions of its principal executive officer and principal financial officer regarding the effectiveness of (i) disclosure controls and procedures and (ii) internal control over financial reporting, as of the end of the period covered by the report, as required by Item 15(a) of Form 20-F. The amended Form 20-F is being filed concurrently with this response letter.

Comment 3:

Form 20-F. Item 18. Consolidated Financial Statements

22. Other income (expenses), net, page F-35

As requested in prior comment 7, please explain to us the specific nature of amounts identified as Republic and GV “account debugging”. In the event account debugging represents revisions or error corrections, please tell us how you considered the guidance in IAS 8 and how you considered the items in your control assessments.

Response:

With respect to the amount of Ps. 105,227 thousand disclosed in Note 22 of the financial statements, which corresponds to Republic Steel, we note that Ps. 2,127 thousand relates to the item identified as “account debugging.” This amount did not involve revisions or corrections of errors under IAS 8, as it was only relatively significant. The remaining balance primarily consists of various income items, including proceeds from the sale of machinery and equipment, reimbursements related to electricity charges, tax refunds, insurance reimbursements related to employee coverage, and supplier claims for breach of contract, among other items. All such items relate to 2024.

With respect to the amount of Ps. 288,232 thousand disclosed in Note 22 of the financial statements, which corresponds to GV do Brazil, we note that this amount is composed of certain non-operating income items, but primarily reflects adjustments to provisions for other taxes and the cancellation of reserves and provisions for contingencies. The adjusted items relate to estimates which, in accordance with IAS 8, are revised prospectively, recognizing the effect in the current period and, if applicable, in future periods.

* * * * *

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The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the 20-F and that the Staff’s comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing.

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact me at +52 33 3770 6700 or Manuel Silva of Cleary Gottlieb Steen & Hamilton LLP at + 212 225 2293.

Sincerely,

/s/ Mario Moreno Cortez
Mario Moreno Cortez
Finance Coordinator

cc:	Manuel Silva
Cleary Gottlieb Steen & Hamilton LLP

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